UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC 20549

                             FORM 10

           GENERAL FORM FOR REGISTRATION OF SECURTIES



 Pursuant to Section 12(b) or (g) of the Securities and Exchange
                           Act of 1934




                      INTEGRATED.COM, INC.
     (Exact name of registrant as specified in its charter)



                 Nevada              88-0432284
  (State of organization)  (I.R.S. Employer Identification No.)



          8 Carlisle Drive, Voorhees, New Jersey  08043
     (Address of principal executive offices)     (Zip Code)


Registrant's telephone number, including area code:   (609)  772-0221

Securities to be registered pursuant to Section 12(b)of the  Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:  Common

Item 1.   Business.

INTEGRATED.COM, INC. proposes to exploit business opportunities created by the deregulation of the broadcast and telecommunications industries in conjunction with developers of master plan communities and their residents. INTEGRATED.COM, INC. will install a complete turnkey system, integrating telephony, broadcast video, Internet and intranet access, security features, and customized residential service offerings.

The  INTEGRATED.COM,  INC. solution is a  platform  comprised  of
computer   hardware,   software,  phone   switch,   and   related
technologies.  The  flexible nature of the  INTEGRATED.COM,  INC.
system allows a variety of service providers.

The   INTEGRATED.COM,  INC.  system  offers  the  developer   the
following benefits:

(a)  INTEGRATED.COM,  INC.  system  will  provide  a  source   of
     incremental revenue increasing cash flow and equity without a capital investment.

(b)  The   principal  benefit  to  the  developer  is   homeowner
     satisfaction. Homeowners benefit from the INTEGRATED.COM, INC. system as they can choose from a wider variety of programming and services than is currently available. INTEGRATED.COM, INC. is prepared to offer homeowners its own exciting range of
     products-cable,    telephone,   radio,   Internet    access,
     video-on-demand, video games, shared software, data services, electronic commerce-at a lower cost than current providers. The new services provided by INTEGRATED.COM, INC. are accessed via a customized television interface and a "smart" telephone making them easy to understand and use. A further convenience is on-screen bill payment for INTEGRATED.COM, INC. services.

(c) The key benefit to the INTEGRATED.COM, INC. system is the creation of a safe and smart community. Offering competitive services to the homeowner, which is lifestyle enhancing and safety minded, is the primary mandate of INTEGRATED.COM, INC..

The developer has discretion in the selection of products offered to homeowners, the pricing of these products, and the customer care program. The developer may also choose to brand the product offering. INTEGRATED.COM, INC. will continue to offer new and innovative products so as to maintain its "more for less" proposition.

The success of our partnership with the developer is backed up by the commitment of our senior management team in conjunction with a solid management plan. Our management goats are to achieve targeted ROI, to provide superior operation and to meet and exceed the expectations of the developer and its homeowners. To achieve this level of performance, the INTEGRATED.COM, INC. system is backed by our network operation and customer care organizations. These units are mandated to manage day-to-day operations, including activating customer accounts, handling questions about the service, billing, and collection. Our customer care goal is to ensure that every contact with our organization results in greater customer interest and satisfaction.

DESCRIPTION OF OFFERED SERVICES

To The Developer INTEGRATED.COM, INC. will provide the developer with the following:

The installation of the INTEGRATED.COM, INC. system, and

Management Services for the INTEGRATED.COM, INC. system.

INTEGRATED.COM, INC. is responsible for the maintenance and management of the INTEGRATED.COM, INC. system, including negotiations with all content providers and the provision and administration of a default service offering to the homeowners.

To The Homeowner

INTEGRATED.COM, INC. service offering to the homeowner is designed to have a positive impact on the developer's relationship with the homeowner. The primary goal of the offering is to provide a safe and smart, integrated service to the homeowner at a lower cost. The secondary goal is to generate incremental revenue for the developer.

This  document is the exclusive property of INTEGRATED.COM,  INC.
Duplication or reprinting of this document must be authorized by INTEGRATED.COM, INC. in writing. All information contained within this document is considered privileged and confidential.

INTEGRATED.COM, INC. makes the following services available to the homeowner: The services include:

Television & Video
Telephony
Community Bulletin Board
Data Communications
Smart Home Features
Security system and monitoring

Television & Video

The service offering exceeds the aggregate programming available from the incumbent cable company. The point-to-point nature of INTEGRATED.COM, INC.'s technology gives the homeowner complete control over selection. Customers can choose pre-packaged service tiers, create their own service package. or select on an "a la carte" basis from all available programming.

Free Reception of Local TV Signals and More

Whether a homeowner decides to subscribe to any of the INTEGRATED.COM, INC. video services or not, each dwelling will automatically receive a selection of local, off-air television signals, combined with the building's own information channel and the INTEGRATED.COM, INC. promotional channel.

All homeowners will be issued the required in home equipment ensuring a penetration level of 100%. This is a significant value. The users viewing patterns are registered which creates an invaluable database for broadcasters, advertising agencies, and other interested parties (e.g., A.C. Neilson, Gallop Polls, etc.)

Customize Package for Satellite Television

The INTEGRATED.COM, INC. system permits homeowners to subscribe to a variety of programming selections at a price which is competitive with the local cable television system, but which offers, them far greater flexibility in their selection of programming. Subject only to compliance with federal regulations, subscribers are able to select services or channels they desire and only pay for what they have selected on a pro-rated basis.

Pay Television Services

The INTEGRATED.COM, INC. system includes the option of subscribing to multiple pay television services by following on-screen instructions. The process is simple, requiring no contact with pay television sales representatives, no need to pick up a decoder and no need to stay home waiting for a technician to make an installation.

Video-On-Demand

The INTEGRATED.COM, INC. system is a virtual "video store" offering homeowners video releases updated on a monthly basis, thus providing access to popular movies and other video-on-demand programs that are housed on the video switch. The system also enables the viewer to pause the movies at their discretion. Copyright protection embedded into the operation of the system permits INTEGRATED.COM, INC. to negotiate the best possible release dates for blockbuster movies and other popular video programs.

On-Screen Services Modification

INTEGRATED.COM, INC. viewers can modify the level of service they wish to enjoy at any time.

Access to Account Information

INTEGRATED.COM, INC.'s customers are able to review the status of their accounts on their television screens at any time they desire in a completely secure environment. Appropriate security measures are inherent to the system ensuring information is transmitted to authorized individuals only.

Telephony

Local: INTEGRATED.COM, INC. provides homeowners with local dial tone at a lower cost. Homeowners can choose any or all telephony features now available in the modern workplace, such as call waiting, caller ID, voice mail, call forwarding, and three-way conferencing. e Long Distance: INTEGRATED.COM, INC. provides interconnection to the homeowner's preferred long distance carrier or gives them the option of competitive low-cost long-distance service through INTEGRATED.COM, INC.'s long distance carrier.

The customer has complete flexibility in selecting what features best suit them. The cost of service is based on the features selected by the homeowner or can be bought as a complete package.

"Home Office" Features

The combination of all INTEGRATED.COM, INC. features, including the option of one-way video conferencing, will facilitate the growing phenomena of "telecommuting" and other "work-at-home" scenarios.

Community Bulletin Board and Personalized E-mail Address

The community bulletin board feature enables the developer/manager to communicate through a dedicated channel with their respective homeowners and also allows homeowners to post messages of interest to the community. These services are made available at no cost to homeowners or developers. Homeowners can also, through an additional channel, receive personalized messages either from INTEGRATED.COM, INC.. family, or friends via their own E-mail address.

Computer Services

9  High  speed  access  to a wide area network  (WAN),  including on-line  services such as Internet, world-wide e-mail, MSN,  AOL,
and   CompuServe,  electronic  commerce  applications   including
shopping and electronic banking services.

9 High speed access to a local area network (LAN) which offers an internal e-mail system for the development (accessible through computer, TV, or smart phone) and a wide variety of software products including consumer and business software applications (word processing, spreadsheet, database, reference toots) and interactive games.

"Smart Home" & Other Service Options

The flexible nature of the INTEGRATED.COM, INC. platform makes a variety of additional services available at the discretion of the homeowners and/or the developer:

"Smart Home" features. giving homeowners a full selection of environmental control;

"Safe Home" security features, enabling homeowners to view all common areas of the development from the television, electronic door locks, smoke-heat-gas motion detection and panic buttons; and
"Home Health" features, including health-related monitoring systems of special interest to .seniors" communities and residences.

Fundamental Benefits: Homeowners

In addition to the over-riding benefit of "more for less," the service offering provides:

control, choice, convenience, and value-added benefits;

Selection and control through a single interface;

Access to services unavailable anywhere in the marketplace;

     A "virtual V-chip" that gives the customer lockout control on all services. Homeowners can lockout inappropriate television programming, on-line services. web sites, and lockout outbound long distance calls with a personal identification number (PIN);

Convenient access to the WAN or LAN network services through their PC; *Account updates on demand;

     Convenient payment method and process for all services received;

      Individual signal adjustment for each television set, optimizing picture quality, decreasing wear on the components, and increasing life expectancy of the television.

Fundamental Benefits: Developer

The developers derive direct benefit from the service offering and from the INTEGRATED.COM, INC. infrastructure. These benefits include:

An Incremental revenue stream paid as a right-to-access fee, increasing cash flow and equity without capital investment;

A   platform  that  supports  electronic  commerce  creating   an
additional, transaction-based revenue stream;

A customer service offering which provides a distinct advantage in the competition for homeowners;
increased real value of the property through the installation of state-of-the-art networking and infrastructure without capital investment;

A flexible platform, upgraded easily to accommodate new features as the market demands;

An   internal   communication  and  marketing  channel   to   all
homeowners;

Enhanced security systems that lower operating (insurance) costs by reducing liability; and

Database for mining that creates a third revenue stream.


The Core Technology

The core technology makes the following fundamental system attributes possible:
Utilization of existing infrastructure;

Full "addressability" and Interactively;

Foundation engineering that is easily evolved to facilitate the future's demands;

Low cost services; and the elimination of bandwidth as a barrier to enhanced service offerings.

QUALITY CONTROL

INTEGRATED.COM, INC. understands the importance of a strong homeowner-developer relationship and sees both the developer and the homeowner as its valued customers. INTEGRATED.COM, INC. will vigorously compete to earn the respect of the developer and the homeowner and commits itself to providing a level of service that exceeds anything offered by incumbent providers.

INTEGRATED.COM, INC. does this in two ways:

Through end-to-end System Care and

Through end-to-end Customer Care.

System Care

The system is self-diagnostic. In the event that there is a problem within the system. it self-diagnoses and seamlessly moves to a back-up mode (redundant system) while alerting the Network Operations Center (NOC), a 24 hour/7 day monitoring and maintenance operation. The NOC immediately goes on-line with the system and can remedy virtually all software related issues online. In the event that the problem requires maintenance at the site, a service technician is immediately dispatched. The technician arrives "fully spared," meaning they carry every component in the system with them. The technician will arrive within two hours and the repairs will be completed in less than four hours. In virtually all cases, the repair will happen without the homeowner being aware of any problem. In addition to redundancy and selfdiagnosis, the system emits a heartbeat every hour on the hour. Failure to receive a "heartbeat" initiates immediate action as described above.

In the event of catastrophic failure, the TV service defaults to the favorite off-air channels, which are mapped to the bottom of the spectrum (channels 2-13). In the event of a complete power failure, battery supported televisions will receive off-air signals. Four hours of battery backup is provided to support the telephone system. To prolong battery life, certain system features are automatically shut down but primary functionality remains.
'This document is the exclusive property of INTEGRATED.COM, INC. Duplication or reprinting of this document must be authorized byINTEGRATED.COM, INC."' in writing. All information contained within this document is considered privileged and confidential.

Customer Care

The Customer Care program is equally comprehensive. The homeowner has 1-800 access to a state-of-the art Customer Care Center 24 hours a day/7 days a week. A fully trained service representative answers the call promptly and has the homeowner's full account in front of them on screen by the time the call is answered. The service representative is able to greet the caller by name, access any information about the service being provided to the homeowner and deal with any issue presented. Should the caller want to add a service, it is done immediately. Should there be a service problem, the service representative can immediately connect the homeowner with a technician at the Network Operations Center. INTEGRATED.COM, INC. is committed to a service level Of 99.7%.

MARKETING

The INTEGRATED.COM, INC. marketing plan focuses on strategies that directly address the needs of the developer and the homeowner.

The goals of the marketing plan are as follows:

The developer: increase homeowner satisfaction and increase revenue;

Homeowners: provide unequalled services and customer care for less, maximize penetration, retention and usage, and value-add to the homeowner-developer relationship.

Developer

To  best  serve the needs of the developer, INTEGRATED.COM,  INC.
does the following:

Provides the developer with a flexible turnkey service;

Enhances  the  service offering by tailoring it to  the  specific
demographic/psychographic  profile  of  the  targeted   community
(development)

Monitors  and adjusts the service offering to ensure the  highest homeowner satisfaction level;
Actively   pursues  R  &  D  activity  to  maintain   competitive
advantage; and

Provides the developer with incremental revenue, the option of greater participation through a joint venture relationship and a further option of an equity position in the overall opportunity.

As part of the marketing strategy targeting the homeowner, INTEGRATED.COM, INC. works directly with the developer. There are a number of benefits to enrolling the development manager in the program:

The developer becomes a key member of a team representing the best interests of the development and the homeowner; and- The developer has direct input into the service offering, and by extension. the satisfaction level of the homeowner.

To support the developer, INTEGRATED.COM, INC. provides the following:

Comprehensive sales training;

Full exposure and access to support operations, including the National Operations Center (NOC)and the Customer Care Center;

The   cooperative  development  of  the  service   offering   and
promotions   program  with  the  developer  including  pre-launch
homeowner notifications, surveys, and advertising;

Out-bound  call  center sales program coordinated  with  in-house
distribution   of   POS   materials  and   INTEGRATED.COM,   INC.
pamphlets/sales brochures; and

The deployment and staffing of a INTEGRATED.COM, INC. kiosk demonstrating the service offering

Homeowner

The marketing strategy targeting homeowners has three phases:

1) the pre-launch;

2) the launch; and

3) post launch.

INTEGRATED.COM, INC.'s arrival is positioned as a strategic decision on the part of developer to provide their homeowners with the most cost-effective, efficient, reliable and comprehensive offering of services available. The pre-launch strategy includes both a communications program and a sales and service program:

Communications: This is a broad based initiative including a Homeowner Survey, Letter of introduction, Work Notices, and launch updates; and 9 Sales & Service: the Sales &Service program is multi-faceted, involving the developer and their team, Customer Care Center activity and collateral materials.

Sample Launch

A sample launch program includes:

INTEGRATED.COM,  INC.  homeowners kit, a  comprehensive  services
brochure    and   service   coupons   (long-distance    dollars),
supplier-generated promotional materials;

Promotions: Two-for-One Offer (first month free, second month pay, third month no obligation);a Demonstrations;

Subscriber roll out and registration;

INTEGRATED.COM, INC. in-home equipment distribution

In-Bound/Out-bound Call Center Sales & Service Program.

Customer Retention

Customer retention and usage enhancement are supported by the following strategies:

Service reliability:

Out-bound  Customer  Care Center activity to ensure  satisfaction
Barker channel;

Internal E-mail marketing program;

Electronic bulletin board advertising;

Community center bulletin board: new services announcements;

Promotional   programs:   INTEGRATED.COM,   INC.   and   supplier
generated.

IMPLEMENTATION

INTEGRATED.COM, INC. will manage all aspects of the installation,
including  site  survey,  wiring,  INTEGRATED.COM,  INC.   system
installation, testing and activation.

Implementation Plan

The Implementation plan is as follows:

The developer will sign a letter of intent (LOI) indicating their interest in proceeding at which point the parties will begin the process of organizing the business;

Upon receipt of the LOI INTEGRATED.COM, INC. will proceed with the site survey and Engineer's Site

Report. The Engineer's Site Report is delivered to the developer for approval.

All installation, implementation and on going service will be provided by a national service company with extensive consumer experience.

Item 2.   Financial Information.

The Registrant's financial data is referred to in Item 15 below.

Item 3.   Properties.

The  Company  currently maintains offices at  8  Carlisle  Drive,
Voorhees, New Jersey 08043.

Item  4.    Security Ownership of Certain Beneficial  Owners  and
            Management.

Security Ownership of Certain Beneficial Owners - INTEGRATED.COM, INC.

 Title of        Name of     Amount and Nature   Percent of
   Class       Beneficial      of Beneficial        Class
                Owner (1)        Owner (2)

Common           Robert       1,000,000 Common     33.33%
Stock           Stewart,
                  CEO,
                President
              And Director

Common          Robert J.     1,000,000 Common     33.33%
Stock             Mele,
              CFO, Treasuer
              and Director

Common          Joseph R.     1,000,000 Common     33.33%
Stock            Meloni,
                  Vice
               President,
              Secretary and
                Director

Item 5.   Directors and Executive Officers.

Robert Stewart, Age 42
President/Chief Executive Officer/Director
8 Carlisle Drive
Voorhees, New Jersey   08043

Robert J. Mele, Age 40
Chief Financial Officer/Treasurer/Director
8 Carlisle Drive
Voorhees, New Jersey  08043

Joseph R. Meloni, Age 54
Secretary/Vice President/Director
8 Carlisle Drive
Voorhees, New Jersey  08043

Resumes

Robert Stewart, President and Director

      Robert Stewart, age 42 is president of R. Stewart & Associates. Mr. Stewart's firm sells and installs design software for Land Surveyors, Civil Engineers and Contractors. Previously Mr. Stewart was a regional sales manager for Spectra Precision Software, responsible for dealer management and direct sales of Spectra products in the northeastern United States. Mr. Stewart spent 9 years as a Land Surveyor in New Jersey before turning to the business side of the industry. With an associates degree as a computer technician he went on to become Vice President/Sales Manager of Dynamic Office Systems Inc., a New Jersey firm implementing hardware and software solutions to the Civil Engineering market place.

Robert J. Mele, DPM, Treasurer and Director

Dr. Robert Mele, age 40, is a surgically trained foot and ankle specialist in private practice in Pennsylvania and New Jersey since 1989. Dr. Mele received his surgical training at Osteopathic Medical Center of Philadelphia. Dr. Mele handles patients from birth through geriatric. He is also responsible for Hospital Patient Management, Training of Surgical Residents as well as Adjunctive Professor Duties.

Joseph Meloni, Secretary and Director

      Joseph Meloni, age 54, worked in as well as ran a family business for 40 years. An expert in his industry, Mr. Meloni, sold the family business 6 years ago, but still services a few of his large accounts. Since 1993, Mr. Meloni has been a key member in the development and start-up of Ingetrated.com, Inc.
Item 6.   Executive Compensation.

None.

Item 7.   Certain Relationships and Related Transactions.

None.

Item 8.   Legal Proceedings.

None.

Item  9.    Market  Price of and Dividends  on  the  Registrant's
            Common Equity and Related Stockholder Matters.

     Registrants common stock is not traded on any exchange.

     The Registrant has never paid a cash dividend and has no present intention of so doing.

Item 10.  Recent Sales of Unregistered Securities.

The Company recently sold 3,000,000 shares of its common stock to its officers and directors.

Item   11.    Description  of  Registrant's  Securities   to   be
              Registered.

The securities of INT to be registered are common stock with $0.001 par value. The shares are non-assessable, without non-cumulative voting, but with pre-emptive rights

Item 12.  Indemnification of Directors and Officers.

Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the issuer, the issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefor, unenforceable. In the event a demand for indemnification is made, the issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.

Item 13.  Financial Statements and Supplementary Data.

None.

Item  14.   Changes  in  and Disagreements  with  Accountants  on
            Accounting and Financial Disclosure.

None.

Item 15.  Financial Statements and Exhibits.

See Exhibit 13.1 below.

SIGNATURES

Pursuant  to  the  requirements of Section 12 of  the  Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


INTEGRATED.COM, INC.

By: /s/ Robert Stewart
Robert Stewart, President

                          EXHIBIT INDEX

Exhibit                     Description                      Method of
Number                                                       Filing

3.1       Articles of Incorporation filed with the Nevada    See Below
          Secretary of State on June 30, 1999

3.2       Bylaws of Integrated.com, Inc.                     See Below

13.1      Audited Financials Statements prepared by Davis    See Below
          & Ellsworth, CPAs dated August 31, 1999